UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Globus Medical, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

379577 20 8

(CUSIP Number)

September 3, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Item 1(a).	Name of Issuer:

Globus Medical, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2560 General Armistead Avenue, Audubon, PA 19403.

Item 2(a).	Name of Persons Filing:

Clarus Lifesciences I, L.P. (“Clarus I”), Clarus Ventures I Management, L.P. ( “Clarus I Management”), Clarus Ventures I, LLC (“Clarus I GPLLC”), Nicholas Galakatos (“Galakatos”), Dennis Henner (“Henner”), Robert Liptak (“Liptak”), Nicholas Simon (“Simon”), Michael Steinmetz (“Steinmetz”) and Kurt Wheeler (“Wheeler”), (each, a “Reporting Person” and collectively, the “Reporting Persons”). Clarus I Management is the sole general partner of Clarus I. Clarus I GPLLC is the sole general partner of Clarus I Management. Galakatos, Henner, Liptak, Simon, Steinmetz and Wheeler, (collectively, the “Managers”) are all of the managing directors of Clarus I GPLLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of Clarus I, Clarus I Management, Clarus I GPLLC, Galakatos, Liptak and Steinmetz is 101 Main Street, Suite 1210, Cambridge, MA 02142. The business address of Henner, Simon and Wheeler is 801 Gateway Boulevard, Suite 41, South San Francisco, CA 94080.

Item 2(c).	Citizenship:

Clarus I and Clarus I Management are limited partnerships organized under the laws of the State of Delaware. Clarus I GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of Galakatos, Henner, Liptak, Simon and Wheeler is a United States Citizen, and Steinmetz is a German Citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

379577 20 8.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2013

CLARUS LIFESCIENCES I, L.P.

By:	Clarus Ventures I Management, L.P., its general partner

By:	Clarus Ventures I, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES I MANAGEMENT, L.P.

By:	Clarus Ventures I, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES I, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Amendment No. 1 to Schedule 13G was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.